SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

VIMPELCOM LTD.

(Name of Issuer)

Common Shares, nominal value U.S.$0.001 per share

(Title of Class of Securities)

G9360W 107

(CUSIP Number)

Fabio Ceccarelli Financial Controller Weather Investments II S.à r.l. 12 Rue Guillaume Kroll L-1882 Luxembourg Grand Duchy of Luxembourg +352 (62) 12 33 720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Weather Investments II S.à r.l. 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER 305,803,396 common shares
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8	SHARED VOTING POWER 0
WITH	9	SOLE DISPOSITIVE POWER 305,803,396 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,803,396 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.78% of outstanding common shares(1)
14	TYPE OF REPORTING PERSON HC, CO

(1) Based on 1,628,199,135 common shares of VimpelCom which were issued and outstanding as of January 1, 2012.

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marchmont Limited 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 common shares
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
Marchmont Limited expressly disclaims beneficial ownership of the 305,803,396 common shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON February Private Trust Company (Jersey) Limited, as Trustee of the Marchmont Trust 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES	7	SOLE VOTING POWER 0 common shares(excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8	SHARED VOTING POWER 0 common shares
WITH	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
February Private Trust Company (Jersey) Limited expressly disclaims beneficial ownership of the 305,803,396 common shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares
14	TYPE OF REPORTING PERSON HC, CO

Item 1.                                Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements Amendment No. 1 (“Amendment No. 1”) to Schedule 13D, filed October 3, 2011, as well as the original statement on Schedule 13D filed on April 22, 2011 (the “Initial Schedule 13D” and together with Amendment No. 1 and the Initial Schedule 13D, the “Schedule 13D”), with the Securities and Exchange Commission, which relates to the common shares, par value $0.001 per share (the “Common Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands, and its business telephone number is +31 20 301 2240. Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to such terms in Amendment No. 1 or in the Initial Schedule 13D.

Item 2.                                Identity and Background.

No amendments are made to the response set forth in Item 2 of the Initial Schedule 13D, which is incorporated herein by reference.

Item 3.                                Source and Amount of Funds or Other Consideration.

No amendments are made to the response set forth in Item 3 of the Initial Schedule 13D, which is incorporated herein by reference.

Item 4.                                Purpose of Transaction.

No amendments are made to the response set forth in Item 4 of the Initial Schedule 13D, except that:

(i)           the text of the third bullet point under the heading ”Spin-off Plans – OTH Spin-off Plan” of such Item 4 is replaced with the following:

“if France Telecom’s call option under the MobiNil Shareholders Agreement has not been exercised prior to the Spin-off Plan Outside Date, VimpelCom shall make a further additional cash payment of U.S.$170 million as further additional consideration on the business day following the Spin-off Plan Outside Date”; and

(ii)           the following text is added at the end of the section entitled “Spin-off Plans – OTH Spin-off Plan”:

“On January 31, 2012, the SSEA was amended to extend the Spin-off Plan A Outside Date, as defined therein, to March 17, 2012.”

and the response to Item 4 as amended is incorporated herein by reference.

Item 5.                                Interest in Securities of the Issuer.

No amendments are made to the response set forth in Item 5 of the Initial Schedule 13D, which is incorporated by reference herein.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No amendments are made to the response set forth in Item 6 of the Initial Schedule 13D, except that the third to last paragraph of such Item 6 is replaced with the following paragraph, and the response as amended is incorporated herein by reference:

“In connection with the Facility Agreement, Weather II has pledged a minimum of 87,247,738 Common Shares, and may in the future pledge up to an additional 54,358,000 Common Shares (subject to a maximum total of 141,605,738 million pledged Common Shares at any time, as adjusted for any subdivision, combination or similar transaction with respect to the Common Shares) (such number of pledged Common Shares, as it may be reduced from time to time pursuant to the Facility Agreement, the “Pledged Shares”), to the Security Agent acting for the benefit of the various lenders under the Facility Agreement, to secure Weather II’s obligations to the lenders under the Facility Agreement.  The pledge complies with Section 2.1 of the Lock-Up Agreement.  The Pledged Shares are registered on VimpelCom’s shareholders registry in the name of BNY (Nominees) Limited, as a nominee for The Bank of New York Mellon, as custodian, and were initially credited to a securities account in the name of the Security Agent on behalf of the lenders. On November 28, 2011, the Pledged Shares were transferred to a securities account in the name of Weather II (it being specified that the Pledged Shares remain pledged to the lenders under the Facility Agreement).  Weather II will retain voting rights with respect to the Pledged Shares prior to an event of default that results in the acceleration of the loan under the Facility Agreement (an “Enforcement Event”).”

Item 7.                                Material to be Filed as Exhibits.

All the materials listed below are dated as of April 15, 2011 unless otherwise indicated:

99.1*	Joint Filing Agreement.
99.2.*	Loan Note Agreement issued by Weather Investments II S.à r.l., dated as of April 14, 2011.
99.3.*	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A.
99.4.*	Share Sale and Exchange Agreement by and between Dosantos Investments S.à r.l. and Weather Investments II S.à r.l., dated as of April 14, 2011.
99.5.*	Share Sale and Exchange Agreement by and between TNT Holding S.à r.l. and Weather Investments II S.à r.l., dated as of April 14, 2011.
99.6.*	Acknowledgment Letter signed by Dosantos and countersigned by VimpelCom Ltd. and Weather Investments II S.à r.l
99.7.*	Acknowledgment Letter signed by TNT Holding S.à r.l. and countersigned by VimpelCom Ltd. and Weather Investments II S.à r.l
99.8.*	Lock-up Agreement by and between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.9.*	Share Escrow Agreement among VimpelCom Ltd. and Weather Investments II S.à r.l. and Citibank, N.A., as Escrow Agent.
99.10.*	Registration Rights Agreement between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.11.*	Alternative Payment Agreement by and between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.12.*	Spin-off Plans: Step plans OTH and Wind Italy, dated December 20, 2010.
99.13.*	February 28, 2011 letter of undertakings from Weather II.

*	Previously filed as an Exhibit to Vimpelcom’s Initial Schedule 13D filed with the Commission on April 22, 2011.

7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2012

WEATHER INVESTMENTS II S.A R.L.

/s/ Naguib Sawiris
Name: Naguib Onsi Sawiris
Title:   Class A Manager

/s/ Fabio Ceccarelli
Name: Fabio Ceccarelli
Title:   Class B Manager

MARCHMONT LIMITED

/s/ Naguib Sawiris
Name: Naguib Onsi Sawiris
Title:   Director

/s/ Philip Norman
Name: Philip Norman
Title:   Director

FEBRUARY PRIVATE TRUST COMPANY (JERSEY) LIMITED, AS TRUSTEE OF THE MARCHMONT TRUST

/s/ Philip Norman
Name: Philip Norman
Title:   Director

/s/ Philip Le Cornu
Name: Philip Le Cornu
Title:   Director